

June 23, 2015

Via E-mail
Herm Rosenman
Chief Financial Officer
Natera, Inc.
201 Industrial Road, Suite 410
San Carlos, California 94070

    Re: **Natera, Inc.**
          Amendment No. 1 to Registration Statement on Form S-1
          Filed June 22, 2015
          File No. 333-204622

Dear Mr. Rosenman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your amended and restated certificate of incorporation contains an exclusive forum provision. In an appropriate location in the prospectus, please disclose the existence of this provision and its effect on investors.

2. We note that you are missing Exhibit A, proprietary information and inventions agreement, to Exhibits 10.15 and 10.17 and that you are missing Appendix B, prior matters, to Exhibit 10.16.

Herm Rosenman
Natera, Inc.
June 23, 2015
Page 2

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Robert V. Gunderson, Jr., Esq.
       Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP